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                                                                     EXHIBIT 4.1


                         EXECUTIVE EMPLOYMENT AGREEMENT

         This Agreement is effective as of August 13, 1997 ("Effective Date") between Integrated Process Equipment Corp. ("Company") and Roger D. McDaniel ("Executive").

         1. Position, Duties and Start Date. Company hires Executive and Executive accepts employment as Company's President and Chief Executive Officer. Executive shall devote his full time and best efforts to these positions. Executive shall comply with the policies of the Company and the direction of the Company's Board of Directors ("Board"). Exhibit A specifies the separate responsibilities of Executive and the Board's Chairman. To the extent requested by the Board, Executive will serve as a Company Director without additional compensation (other than continued vesting of Executive's existing 30,000 share option granted in connection with his Board membership). Executive's full-time employment will begin September 1, 1997 ("Start Date"). From the Effective Date to the Start Date Executive will serve as a consultant to Company without additional compensation.

         2. Compensation.

            (a) Company will pay Executive a monthly base salary of $33,333.33, less applicable withholding, payable in accordance with Company's standard payroll policy. At least annually the Board will consider increases in the annual salary rate in light of Executive's individual performance, Company performance and other relevant factors determined by the Board.

            (b) Company will pay Executive a bonus payment of up to 100% of the Executive's then base salary ("Bonus"), less applicable withholding, on a fiscal year basis with the first year being prorated at 10/12ths. The Bonus payable at the end of each fiscal year shall be determined by accomplishment of the Company objectives, as agreed to by the Board's Compensation Committee prior to or as soon as practical after the beginning of the year. The Board Compensation Committee's reasonable determination as to whether an objective has been accomplished will be final and binding. If the Executive is not employed by the Company at the end of the fiscal year, the Board of Director's Compensation Committee shall decide if any of the bonus will be paid based on the policies of the Committee.

            (c) Company or designee will purchase Executive's primary residence for $670,000; the Company will reimburse Executive for $100,000 in reasonable costs (including moving, temporary housing, losses on sale of club memberships, etc.) of relocating to Phoenix, Arizona; Executive will relocate as soon as practicable.

            (d) Executive will be entitled to 4 weeks vacation per year, company car, health and standard executive perks.

         3. Equity Compensation. Company shall grant Executive the following equity compensation under Company's 1997 Executive Stock Option Plan ("Plan").

            (a) Company shall issue to Executive 50,000 shares of Company Common Stock ("Shares") without consideration by Executive. The Shares shall vest at the rate of 1667 shares, pre-tax, at the end of each full month after the Effective Date (with the first 1667 shares to vest on September 30, 1997).

            (b) Company shall grant Executive a stock option exercisable for up to 50,000 shares of Common Stock ("Base Option"). The exercise price per share for the Base Option shall be the per share fair market value of the Common Stock on the Effective Date. The Base Option shall be fully vested and exercisable upon grant. The Base Option shall be treated as an incentive stock option to the extent permitted under the Internal Revenue Code and related regulations.

            (c) Company shall grant Executive a stock option exercisable for up to 400,000 shares of Common Stock ("Second Option"). The exercise price per share for the Second Option shall be the per share fair market value of the Common Stock on the Effective Date. The Second Option shall become exercisable on each anniversary of the Start Date
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as to 25% of the number of shares initially subject to the Second Option, provided in each case that Executive's employment with Company has not terminated before such date.

            (d) Company shall grant Executive a stock option exercisable for up to 200,000 shares of Common Stock ("Performance Option"). The exercise price per share for the Performance Option shall be the per share fair market value of the Common Stock on the Effective Date. The Performance Option shall become exercisable as to 50,000 shares on each of the first four anniversaries of the Start Date if the incentive goals established by the Board have been met, provided in each case that the Executive's employment with the Company has not terminated prior to such date. The incentive goals for subsequent fiscal years shall be specified by the Compensation Committee of the Board prior to the beginning of each fiscal year. The Board's reasonable determination as to whether an objective has been accomplished will be final and binding.

            (e) The vesting of the Shares and the Second Option shall accelerate by 12 months upon the closing of an Acquisition (as defined below), or as to such greater amount as is necessary for Executive in total to receive vesting in shares and options as to no less than 500,000 shares on such date, including full vesting of the remainder of the 50,000 shares. For purposes of the Agreement, an "Acquisition" shall mean (i) a merger, reorganization or sale of substantially all of the assets of the Company if the holders of a majority of the voting securities of the Company immediately before such transaction (counting each share of Class A Common Stock as a single share and ignoring the additional votes of such shares) do not constitute the holders of a majority of the voting securities of the surviving corporation immediately after such transaction or (ii) the acquisition of more than 50% of the Company's voting equity securities by a single person or entity.

            (f) Executive's option to purchase 30,000 shares of Common Stock granted prior to the Effective Date shall remain in effect and shall be subject to the terms and conditions of the option agreement under which it was granted.

         4. Company Policies. Executive has reviewed and will comply with Company's personnel policies, including signing Company's standard Proprietary Information Agreement.

         5. Term and Termination.

            (a) The term of this Agreement shall continue until terminated by either party in accordance with this Section 6.

            (b) Company may terminate this Agreement at any time for Cause (as defined below) without any severance obligation of the Company. "Cause" means
(i) willful or habitual neglect of Executive's obligations under this Agreement,
(ii) misuse of corporate funds, (iii) any other act of gross misconduct. A third party arbitrator selected by mutual consent will make a final and binding decision on any issue covered by this clause.

            (c) Company may terminate this Agreement at any time without Cause, provided that Company shall pay Executive as a severance payment a monthly amount equal to his then current monthly base salary (less applicable withholding) for a period of 12 months following the date of termination. In addition, upon such termination, the vesting of the Shares and the Second Option shall accelerate by 12 months from the vesting at the date of such termination. The severance payments described in this Section 6(c) and the acceleration of the vesting of the Shares and the Second Option shall discharge all of the Company's obligations to the Executive.

            (d) This Agreement may be terminated by the Executive at any time upon 60 days written notice, in which case the Company shall have no severance obligation to the Executive.

            (e) This Agreement shall not constitute an agreement to employ Executive for a specified term.


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         6. General.

            (a) This Agreement shall be binding upon the legal representatives, distributees, successors and assigns of the parties hereto.

            (b) This Agreement and the exhibits hereto contain the entire agreement of the parties, and may not be changed orally, but only by a writing signed by the party against whom enforcement of such change is sought.

            (c) If any provision of this Agreement is held invalid, illegal or unenforceable, such provisions shall be deemed deleted and such deletion shall not affect the validity of other provisions of this Agreement.

            (d) This Agreement shall be governed by and construed according to the laws of the State of California. The federal and state courts of the state of California shall have exclusive jurisdiction to adjudicate any dispute rising out of this Agreement.

INTEGRATED PROCESS EQUIPMENT CORP.:


By:___________________________

Title:________________________


EXECUTIVE:


________________________________


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                                    EXHIBIT A
            Separate Responsibilities of Executive and Board Chairman


                               (To be determined)







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                                    EXHIBIT B
         Bonus Objectives for September 1, 1997 through August 31, 1998


                               (To be determined)









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                                    EXHIBIT C
                    Performance Option Goals for Fiscal 1998


                               (To be determined)



















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